Mail Stop 4720

June 17, 2009

Heath G. Schiesser
President and Chief Executive Officer
WellCare Health Plans, Inc.
8725 Henderson Road, Renaissance One
Tampa, FL 33634

> **Re:** **WellCare Health Plans, Inc.**
> **Schedule 14A**
> **Filed June 9, 2009**
> **File No. 001-32209**

Dear Mr. Schiesser:

This is to advise you that we have limited our review of the above proxy statement to the issue identified below. We will make no further review of this filing.

Where indicated, we think you should revise your document in response to this comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Proposal Number Two

1. Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." You have "bundled" two proposals together in proposal number two, namely, the proposal to declassify your Board of Directors and the proposal to provide that Directors may be removed with or without cause. Please revise your proxy statement to separately identify, discuss and request shareholders to separately vote on each of these proposals in the proxy statement.

* * *

Heath G. Schiesser
WellCare Health Plans, Inc.
June 17, 2009
Page 2

As appropriate, please revise your proxy statement in response to this comment. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jennifer Riegel at (202) 551-3575 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director